

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 2, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

> **Re: Masterworks Vault 2, LLC**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed August 2, 2023**
> **File No. 024-12271**

Dear Joshua Goldstein:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Form 1-A Filed August 2, 2023

Risk Factors
Risks Relating to Potential Conflicts of Interest, page 22

1. Revise this section to include a risk factor, or revise the risk factor on page 17, to discuss in greater detail the conflicts of interest discussed on page 53.

Potential Conflicts of Interest, page 53

2. We note that there appears to be a current, actual conflict of interest associated with relying on an affiliate to complete art appraisals. Accordingly, please revise this heading to remove the word "potential." In the following paragraph, revise to clarify that there is an actual conflict of interest, as the current disclosure states there "may" be conflicts.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4525 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services